Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

March 2006

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Unit 1 – 15782 Marine Drive, White Rock, BC Canada V4B 1E6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [X]     Form 40 F [   ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release March 17, 2006

Material Change Report March 21, 2006 in relation to take-over offer

Pre-Acquisition Agreement between SMRT Holdings Limited and Asia Pacific Resources Ltd.

DESCRIPTION:

Asia Pacific Resources Announcement – Asia Pacific enters into Pre-acquisition agreement for cash take-over bid with SMRT Holdings Limited

DOCUMENTS FILED:

Press Release March 17, 2006

DESCRIPTION:

Material Change Report March 21, 2006 in relation to take-over offer

Asia Pacific Resources Announcement – Asia Pacific enters into Pre-acquisition agreement for cash take-over bid with SMRT Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
Date March 21, 2006	(Registrant)

By	“Doris Meyer”
(Signature)
Doris Meyer, Assistant Corporate Secretary Asia Pacific Resources Ltd.